 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2021

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares
29 July 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 29 July 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
29/07/2021	29 471	14.310	14.242	14.285	LSE
29/07/2021	9 365	14.310	14.270	14.285	Chi-X (CXE)
29/07/2021	3 586	14.310	14.258	14.285	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 07 29

Transaction in Own Shares
30 July 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 30 July 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
30/07/2021	1 132 000	14.424	14.158	14.290	LSE
30/07/2021	172 000	14.424	14.156	14.296	Chi-X (CXE)
30/07/2021	128 000	14.420	14.168	14.252	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 07 30

Transaction in Own Shares
02 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 02 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
02/08/2021	1 039 000	14.598	14.318	14.469	LSE
02/08/2021	125 000	14.594	14.340	14.464	Chi-X (CXE)
02/08/2021	76 000	14.592	14.346	14.454	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 02

Transaction in Own Shares
03 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 03 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
03/08/2021	1,100,000	14.668	14.270	14.489	LSE
03/08/2021	75,000	14.658	14.272	14.489	Chi-X (CXE)
03/08/2021	75,000	14.662	14.292	14.489	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 03

Transaction in Own Shares
04 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 04 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
04/08/2021	1,100,000	14.612	14.300	14.494	LSE
04/08/2021	75,000	14.608	14.294	14.501	Chi-X (CXE)
04/08/2021	75,000	14.606	14.298	14.503	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 04

Transaction in Own Shares
05 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 05 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
05/08/2021	1,059,538	14.670	14.306	14.546	LSE
05/08/2021	83,757	14.660	14.312	14.532	Chi-X (CXE)
05/08/2021	56,705	14.652	14.360	14.524	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 05

Transaction in Own Shares
06 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 06 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
06/08/2021	1,061,941	14.690	14.470	14.588	LSE
06/08/2021	82,717	14.674	14.476	14.583	Chi-X (CXE)
06/08/2021	55,342	14.664	14.478	14.582	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 06

Transaction in Own Shares
09 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 09 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
09/08/2021	1,015,438	14.628	14.388	14.519	LSE
09/08/2021	86,850	14.622	14.396	14.519	Chi-X (CXE)
09/08/2021	57,712	14.618	14.404	14.518	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 09

Transaction in Own Shares
10 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 10 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
10/08/2021	1,050,000	14.730	14.490	14.597	LSE
10/08/2021	90,000	14.728	14.496	14.596	Chi-X (CXE)
10/08/2021	60,000	14.726	14.494	14.595	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 10

Transaction in Own Shares
11 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 11 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
11/08/2021	1,050,000	14.848	14.726	14.787	LSE
11/08/2021	90,000	14.842	14.734	14.787	Chi-X (CXE)
11/08/2021	60,000	14.842	14.728	14.786	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 11

Transaction in Own Shares
12 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 12 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
12/08/2021	937,668	14.720	14.482	14.606	LSE
12/08/2021	90,000	14.718	14.486	14.599	Chi-X (CXE)
12/08/2021	60,000	14.712	14.490	14.600	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 12

Transaction in Own Shares
13 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 13 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
13/08/2021	1,050,000	14.542	14.344	14.435	LSE
13/08/2021	90,000	14.538	14.342	14.437	Chi-X (CXE)
13/08/2021	60,000	14.532	14.344	14.437	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 13

Transaction in Own Shares
16 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 16 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
16/08/2021	1,039,172	14.192	13.960	14.080	LSE
16/08/2021	90,000	14.186	13.970	14.091	Chi-X (CXE)
16/08/2021	60,000	14.186	13.964	14.092	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 16

Transaction in Own Shares
17 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 17 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
17/08/2021	1,049,805	14.440	13.998	14.240	LSE
17/08/2021	90,000	14.434	14.000	14.229	Chi-X (CXE)
17/08/2021	60,000	14.428	14.002	14.231	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 17

Transaction in Own Shares
18 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 18 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
18/08/2021	1,050,000	14.328	14.174	14.255	LSE
18/08/2021	90,000	14.324	14.180	14.254	Chi-X (CXE)
18/08/2021	60,000	14.326	14.190	14.253	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 18

Transaction in Own Shares
19 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 19 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
19/08/2021	1,049,387	14.030	13.716	13.846	LSE
19/08/2021	90,000	14.020	13.724	13.850	Chi-X (CXE)
19/08/2021	60,000	14.028	13.724	13.848	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 19

Transaction in Own Shares
20 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 20 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
20/08/2021	1,050,000	13.894	13.754	13.828	LSE
20/08/2021	90,000	13.890	13.762	13.828	Chi-X (CXE)
20/08/2021	60,000	13.890	13.754	13.829	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 20

Transaction in Own Shares
23 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 23 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
23/08/2021	1,048,125	14.206	13.914	14.087	LSE
23/08/2021	89,558	14.206	13.920	14.084	Chi-X (CXE)
23/08/2021	59,967	14.200	13.912	14.085	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 23

Transaction in Own Shares
24 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 24 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
24/08/2021	1,050,000	14.294	14.116	14.197	LSE
24/08/2021	90,000	14.284	14.120	14.191	Chi-X (CXE)
24/08/2021	60,000	14.288	14.118	14.191	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 24

Transaction in Own Shares
25 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 25 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
25/08/2021	1,050,000	14.330	14.202	14.258	LSE
25/08/2021	90,000	14.324	14.200	14.262	Chi-X (CXE)
25/08/2021	60,000	14.328	14.204	14.262	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 25

Transaction in Own Shares
26 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 26 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
26/08/2021	1,050,000	14.394	14.160	14.308	LSE
26/08/2021	90,000	14.390	14.166	14.297	Chi-X (CXE)
26/08/2021	60,000	14.390	14.172	14.295	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 26

Transaction in Own Shares
27 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 27 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
27/08/2021	1,010,431	14.530	14.280	14.409	LSE
27/08/2021	90,000	14.526	14.288	14.365	Chi-X (CXE)
27/08/2021	60,000	14.522	14.286	14.366	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 27

Transaction in Own Shares
31 August 2021
Royal Dutch Shell plc (the ‘Company’) announces that on 31 August 2021 it purchased the following number of 'B' Shares for cancellation.
Aggregated information on “B” shares purchased according to trading venues:
Date of purchase	Number of “B” shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
31/08/2021	1,050,000	14.496	14.272	14.352	LSE
31/08/2021	90,000	14.480	14.278	14.352	Chi-X (CXE)
31/08/2021	60,000	14.472	14.272	14.352	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 29 July 2021.

In respect of this arrangement, Exane BNP Paribas will make trading decisions in relation to the Company’s securities independently of the Company for a period from 29 July 2021 up to and including 29 December 2021.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (“EU MAR Delegation Regulation”) and EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Exane BNP Paribas on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2021 08 31

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: September 3, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary